Brookfield

2024

Brookfield Renewable Corporation

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

As at September 30, 2024 and December 31, 2023

and for the Three Months Ended September 30, 2024 and 2023

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	September 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	13	$619	$627
Restricted cash	14	77	165
Trade receivables and other current assets	15	875	955
Financial instrument assets	4	165	124
Due from related parties	18	1,322	1,427
Assets held for sale	3	1,388	—
		4,446	3,298
Financial instrument assets	4	128	301
Equity-accounted investments	12	631	644
Property, plant and equipment, at fair value	7	36,678	44,038
Goodwill	11	734	854
Deferred income tax assets		116	102
Other long-term assets		142	184
Total Assets		$42,875	$49,421
Liabilities
Current liabilities
Accounts payable and accrued liabilities	16	$628	$807
Financial instrument liabilities	4	458	441
Due to related parties	18	514	456
Non-recourse borrowings	8	1,166	1,891
Provisions		15	19
Liabilities directly associated with assets held for sale	3	848	—
BEPC exchangeable and class B shares	10	5,062	4,721
		8,691	8,335
Financial instrument liabilities	4	386	1,376
Non-recourse borrowings	8	12,606	14,181
Deferred income tax liabilities		5,439	5,819
Provisions	18	470	926
Due to related parties	18	672	930
Other long-term liabilities		425	725
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	9,081	11,070
Participating non-controlling interests – in a holding subsidiary held by the partnership	9	229	272
The partnership	10	4,876	5,787
Total Equity		14,186	17,129
Total Liabilities and Equity		$42,875	$49,421

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Corporation:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2024

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED (MILLIONS)		Three months ended September 30		Nine months ended September 30
	Notes	2024	2023	2024	2023
Revenues	18	$1,041	$934	$3,155	$2,901
Other income		29	95	96	147
Direct operating costs(1)		(407)	(388)	(1,310)	(1,000)
Management service costs	18	(28)	(26)	(71)	(94)
Interest expense	8	(328)	(308)	(1,032)	(929)
Share of (loss) from equity-accounted investments	12	—	(7)	(22)	(7)
Foreign exchange and financial instruments gain (loss)	4	12	21	78	129
Depreciation	7	(313)	(320)	(970)	(953)
Other		(31)	3	(29)	14
Remeasurement of BEPC exchangeable and class B shares	10	(612)	1,393	(341)	710
Income tax (expense) recovery
Current	6	(34)	(7)	(63)	(79)
Deferred	6	7	(20)	(3)	(29)
		(27)	(27)	(66)	(108)
Net income (loss)		$(664)	$1,370	$(512)	$810
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$10	$29	$12	$240
Participating non-controlling interests – in a holding subsidiary held by the partnership	9	—	1	1	4
The partnership	10	(674)	1,340	(525)	566
		$(664)	$1,370	$(512)	$810
The accompanying notes are an integral part of these interim consolidated financial statements.
(1) Direct operating costs exclude depreciation expense disclosed below.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2024

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended September 30		Nine months ended September 30
	Notes	2024	2023	2024	2023
Net income (loss)		$(664)	$1,370	$(512)	$810
Other comprehensive income (loss) that will not be reclassified to net income:
Revaluations of property, plant and equipment	7	(2)	—	(123)	(49)
Actuarial (loss) gain on defined benefit plans		—	(3)	2	(8)
Deferred income taxes on above item		(1)	(8)	(1)	5
Total items that will not be reclassified to net income		(3)	(11)	(122)	(52)
Other comprehensive income (loss) that may be reclassified to net income:
Foreign currency translation		35	(6)	(732)	826
Gains (losses) arising during the period on financial instruments designated as cash-flow hedges	4	(28)	3	(92)	168
Unrealized gain (loss) on foreign exchange swap net investment hedges	4	(16)	20	66	(21)
Reclassification adjustments for amounts recognized in net income	4	(23)	(7)	(88)	(87)
Deferred income taxes on above items		18	(7)	29	(17)
Equity-accounted investments	12	1	2	(5)	2
Total items that may be reclassified subsequently to net income		(13)	5	(822)	871
Other comprehensive income (loss)		(16)	(6)	(944)	819
Comprehensive income (loss)		$(680)	$1,364	$(1,456)	$1,629
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$1	$84	$(584)	$818
Participating non-controlling interests – in a holding subsidiary held by the partnership	9	2	(3)	(19)	21
The partnership	9	(683)	1,283	(853)	790
		$(680)	$1,364	$(1,456)	$1,629

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2024

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income				Non-controlling interests
UNAUDITED THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	The partnership	Foreign currency translation	Revaluation surplus	Other	Total	Participating non-controlling interests – in a holding subsidiary held by the partnership	Participating non-controlling interests – in operating subsidiaries	Total equity
Balance, as at June 30, 2024	$(3,422)	$(1,494)	$10,393	$51	$5,528	$232	$9,079	$14,839
Net income (loss)	(674)	—	—	—	(674)	—	10	(664)
Other comprehensive income (loss)	—	23	(2)	(30)	(9)	2	(9)	(16)
Capital contributions	—	—	—	—	—	—	95	95
Return of capital	—	—	—	—	—	—	(44)	(44)
Dividends declared	—	—	—	—	—	(5)	(52)	(57)
Other	8	—	1	22	31	—	2	33
Change in period	(666)	23	(1)	(8)	(652)	(3)	2	(653)
Balance, as at September 30, 2024	$(4,088)	$(1,471)	$10,392	$43	$4,876	$229	$9,081	$14,186

Balance, as at June 30, 2023	$(3,930)	$(1,335)	$10,587	$62	$5,384	$289	$10,821	$16,494
Net income	1,340	—	—	—	1,340	1	29	1,370
Other comprehensive income (loss)	—	(42)	(8)	(7)	(57)	(4)	55	(6)
Capital contributions	—	—	—	—	—	—	32	32
Disposal	—	—	—	—	—	—	(30)	(30)
Dividends declared	—	—	—	—	—	(13)	(103)	(116)
Other	1	(1)	7	2	9	—	5	14
Change in period	1,341	(43)	(1)	(5)	1,292	(16)	(12)	1,264
Balance, as at September 30, 2023	$(2,589)	$(1,378)	$10,586	$57	$6,676	$273	$10,809	$17,758
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2024

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income				Non-controlling interests
UNAUDITED NINE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	The partnership	Foreign currency translation	Revaluation surplus	Other	Total	Participating non-controlling interests – in a holding subsidiary held by the partnership	Participating non-controlling interests – in operating subsidiaries	Total equity
Balance, as at December 31, 2023	$(3,477)	$(1,255)	$10,437	$82	$5,787	$272	$11,070	$17,129
Net income (loss)	(525)	—	—	—	(525)	1	12	(512)
Other comprehensive loss	—	(216)	(52)	(60)	(328)	(20)	(596)	(944)
Capital contributions	—	—	—	—	—	—	220	220
Disposal (Note 2,18)	(84)	—	6	15	(63)	—	(1,305)	(1,368)
Return of capital	—	—	—	—	—	—	(44)	(44)
Dividends declared	—	—	—	—	—	(24)	(297)	(321)
Other	(2)	—	1	6	5	—	21	26
Change in period	(611)	(216)	(45)	(39)	(911)	(43)	(1,989)	(2,943)
Balance, as at September 30, 2024	$(4,088)	$(1,471)	$10,392	$43	$4,876	$229	$9,081	$14,186

Balance, as at December 31, 2022	$(3,186)	$(1,582)	$10,615	$26	$5,873	$271	$10,680	$16,824
Net income (loss)	566	—	—	—	566	4	240	810
Other comprehensive income (loss)	—	201	(8)	31	224	17	578	819
Capital contributions	—	—	—	—	—	—	135	135
Disposal	34	—	(34)	—	—	—	(418)	(418)
Dividends declared	—	—	—	—	—	(17)	(420)	(437)
Other	(3)	3	13	—	13	(2)	14	25
Change in period	597	204	(29)	31	803	2	129	934
Balance, as at September 30, 2023	$(2,589)	$(1,378)	$10,586	$57	$6,676	$273	$10,809	$17,758
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2024

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended September 30		Nine months ended September 30
(MILLIONS)	Notes	2024	2023	2024	2023
Operating activities
Net income (loss)		$(664)	$1,370	$(512)	$810
Adjustments for the following non-cash items:
Depreciation	7	313	320	970	953
Unrealized financial instruments (gain) loss	4	(39)	(27)	(105)	(119)
Share of loss from equity-accounted investments	12	—	7	22	7
Deferred income tax (recovery) expense	6	(7)	20	3	29
Other non-cash items		53	(56)	99	(27)
Remeasurement of BEPC exchangeable shares and class B shares	10	612	(1,393)	341	(710)
Dividends received from equity-accounted investments	12	4	4	11	6
		272	245	829	949
Changes in due to or from related parties		(23)	25	30	28
Net change in working capital balances		59	18	(154)	155
		308	288	705	1,132
Financing activities
Proceeds from non-recourse borrowings		938	516	2,418	1,212
Repayment of non-recourse borrowings	8	(848)	(483)	(2,229)	(1,485)
Capital contributions from non-controlling interests	9	95	32	220	135
Return of capital to non-controlling interests		(44)	(30)	(80)	(30)
Exchangeable share issuance		—	—	—	251
Distributions paid:
To participating non-controlling interests	9	(57)	(116)	(321)	(437)
Related party borrowings, net	18	(250)	(229)	(119)	(549)
		(166)	(310)	(111)	(903)
Investing activities
Acquisitions, net of cash and cash equivalents, in acquired entity		—	—	—	(81)
Acquisition of equity-accounted investments	12	—	(4)	—	(7)
Investment in property, plant and equipment	7	(162)	(185)	(638)	(505)
Proceeds from disposal of assets, net of cash and cash equivalents disposed	2,18	—	106	(8)	109
Proceeds from disposal of securities	4	86	31	172	134
Restricted cash and other		(42)	(1)	(66)	(25)
		(118)	(53)	(540)	(375)
Foreign exchange gain (loss) on cash		8	(10)	(31)	17
Cash and cash equivalents
Increase (decrease)		32	(85)	23	(129)
Net change in cash classified within assets held for sale		(27)	3	(31)	—
Balance, beginning of period		614	595	627	642
Balance, end of period		$619	$513	$619	$513
Supplemental cash flow information:
Interest paid		$319	$272	$1,037	$872
Interest received		$29	$42	$67	$71
Income taxes paid		$19	$25	$46	$138
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2024

BROOKFIELD RENEWABLE CORPORATION
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Brookfield Renewable Corporation (“BEPC” or the “company) and its subsidiaries, own and operate a portfolio of renewable power and sustainable solution assets primarily in North America, South America and Europe. BEPC was formed as a corporation established under the British Columbia Business Corporation Act on September 9, 2019 and is a subsidiary of Brookfield Renewable Partners L.P. (“BEP”), or, collectively with its controlled subsidiaries, including BEPC (“Brookfield Renewable”, or, collectively with its controlled subsidiaries, excluding BEPC, (the “partnership”). Brookfield Corporation (“Brookfield Corporation” or together with its controlled subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Corporation, “Brookfield”) is our company’s ultimate parent. The term “Brookfield Holders” means Brookfield, Brookfield Wealth Solutions (formerly Brookfield Reinsurance) and their related parties.
The class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BEPC”.
The registered head office of Brookfield Renewable Corporation is 250 Vesey Street, New York, NY, United States.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2024

1. BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s December 31, 2023 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2023 audited consolidated financial statements.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These interim financial statements were authorized for issuance by the Board of Directors of the company and authorized of issue on November 8, 2024.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, €, R$, and COP are to United States (“U.S.”) dollars, Euros, Brazilian reais, and Colombian pesos, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of presentation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These interim consolidated financial statements include the accounts of the company and its subsidiaries, which are the entities over which the company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the company’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.
(d) Recently adopted accounting standards
International Tax Reform - Amendments to IAS 12 - Pillar Two model rules
The company operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. The company has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the nine months ended September 30, 2024. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the company.
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. The company has assessed the impact of these amendments and have noted no impact to its financial statements.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2024

(e) Future changes in accounting policies
IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. The company has not yet determined the impact of this standard on its disclosures.
There are currently no other future changes to IFRS with potential impact on the company.
2. DISPOSAL OF ASSETS
On May 28, 2024, the company completed the sale of a 30 MW hydro asset in the U.S. for proceeds of approximately $67 million ($15 million net to the company) net of transaction fees. As a result of the disposition, the company derecognized $42 million of total assets, $4 million of total liabilities from the consolidated statements of financial position. This resulted in a gain on disposition of $29 million ($6 million net to the company) recognized within Other income in the consolidated statements of income (loss). As a result of the disposition, the company's post-tax portion of the accumulated revaluation surplus of $28 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
On May 31, 2024, the company completed the sale of a 85 MW portfolio of biomass facilities in Brazil for proceeds of approximately R$251 million ($48 million) (R$95 million ($18 million) net to the company). As a result of the disposition, the company derecognized $86 million of total assets and $2 million of total liabilities from the consolidated statements of financial position. This resulted in loss on disposition of $24 million ($9 million net to the company) recognized through other comprehensive income and $12 million ($5 million net to the company) recognized within Other in the consolidated statements of income (loss).
3. ASSETS HELD FOR SALE
As at September 30, 2024 assets held for sale includes a 90 MW portfolio of hydroelectric assets in Brazil, a 30 MW biomass facility in Brazil, a 682 MW portfolio of wind assets in Spain and Portugal and a 63 MW portfolio of solar assets in Spain.
The following is a summary of the major items of assets and liabilities classified as held for sale:

(MILLIONS)	September 30, 2024
Assets
Cash and cash equivalents	$30
Restricted cash	1
Trade receivables and other current assets	23
Property, plant and equipment	1,247
Goodwill	63
Other long-term assets	24
Assets held for sale	$1,388
Liabilities
Current liabilities	$16
Non-recourse borrowings	637
Financial instrument liabilities	5
Deferred tax liability	99
Other long-term liabilities	91
Liabilities directly associated with assets held for sale	$848

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2024

4. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
The company’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. The company uses financial instruments primarily to manage these risks.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.
The following table presents the company's assets and liabilities including energy derivative contracts, power purchase agreements accounted for under IFRS 9 (“IFRS 9 PPAs”), interest rate swaps, foreign exchange swaps and tax equity measured and disclosed at fair value classified by the fair value hierarchy:

	September 30, 2024				December 31, 2023
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$619	$—	$—	$619	$627
Restricted cash(1)	130	—	—	130	202
Financial instrument assets(1)
IFRS 9 PPAs	—	—	7	7	9
Energy derivative contracts	—	163	—	163	86
Interest rate swaps	—	101	—	101	159
Foreign exchange swaps	—	22	—	22	—
Investments in equity securities	—	—	—	—	171
Property, plant and equipment	—	—	36,678	36,678	44,038
Liabilities measured at fair value:
Financial instrument liabilities(1)
IFRS 9 PPAs	—	(46)	(83)	(129)	(500)
Energy derivative contracts	—	(207)	—	(207)	(74)
Interest rate swaps	—	(18)	—	(18)	(24)
Foreign exchange swaps	—	(233)	—	(233)	(284)
Tax equity	—	—	(257)	(257)	(935)
Liabilities for which fair value is disclosed:
BEPC exchangeable and class B shares(2)	(5,062)	—	—	(5,062)	(4,721)
Non-recourse borrowing(1)	(1,813)	(12,023)	—	(13,836)	(16,243)
Total	$(6,126)	$(12,241)	$36,345	$17,978	$22,511
(1)Includes both the current amount and long-term amounts.
(2)BEPC class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 10 – BEPC Exchangeable shares, BEPC Class B shares and BEPC Class C shares, the BEPC class C shares meet certain qualifying criteria and are presented as equity.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2024

There were no transfers between levels during the nine months ended September 30, 2024.
Financial instruments disclosures
The aggregate amount of our company's net financial instrument positions are as follows:

	September 30, 2024			December 31, 2023
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
IFRS 9 PPAs	$7	$129	$(122)	$(491)
Energy derivative contracts	163	207	(44)	12
Interest rate swaps	101	18	83	135
Foreign exchange swaps	22	233	(211)	(284)
Investments in equity securities	—	—	—	171
Tax equity	—	257	(257)	(935)
Total	293	844	(551)	(1,392)
Less: current portion	165	458	(293)	(317)
Long-term portion	$128	$386	$(258)	$(1,075)
(a)   Tax equity
The company owns and operates certain projects in the United States under tax equity structures to finance the construction of utility-scale solar, distributed generation and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the interim consolidated statements of financial position.
Gain or loss on the tax equity liabilities are recognized within foreign exchange and financial instruments gain (loss) in the interim consolidated statements of income (loss).
(b)   Energy derivative contracts and IFRS 9 PPAs
The company has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in the company's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(c)   Interest rate hedges
The company has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(d)   Foreign exchange swaps
The company has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(e)   Investments in debt and equity securities
The company’s investments in debt and equity securities consist of investments in securities which are recorded on the statement of financial position at fair value.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2024

The following table reflects the gains (losses) included in foreign exchange and financial instruments gain (loss) in the interim consolidated statements of income for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2024	2023	2024	2023
IFRS 9 PPAs	$24	$42	$39	$42
Energy derivative contracts	17	(45)	18	14
Interest rate swaps	(4)	8	18	15
Foreign exchange swaps	(1)	5	21	(2)
Tax equity	(12)	19	4	43
Investments in equity securities	—	2	2	9
Foreign exchange gain (loss)	(12)	(10)	(24)	8
	$12	$21	$78	$129
The following table reflects the gains (losses) included in other comprehensive income (loss) in the interim consolidated statements of comprehensive income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2024	2023	2024	2023
IFRS 9 PPAs	$9	$(5)	$(61)	$20
Energy derivative contracts	18	(26)	33	164
Interest rate swaps	(55)	18	(63)	(12)
Foreign exchange swaps	—	16	(1)	(4)
	(28)	3	(92)	168
Foreign exchange swaps - net investment	(16)	20	66	(21)
	$(44)	$23	$(26)	$147
The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2024	2023	2024	2023
Energy derivative contracts	$(22)	$3	$(81)	$(86)
Interest rate swaps	(1)	—	(7)	—
Foreign exchange swaps	—	(10)	—	(1)
	$(23)	$(7)	$(88)	$(87)
5. SEGMENTED INFORMATION
The company’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the operations, manage the operations, and allocate resources based on the type of technology, in conjunction with other segments of Brookfield Renewable.
The operations of the company are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy & sustainable solutions (distributed generation, pumped storage, carbon capture and storage, and biomass) and 5) corporate. This best reflects the way in which the CODM reviews the results of the company.
In accordance with IFRS 8, Operating Segments, the company discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of presentation and material accounting policy information.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects the company’s share from facilities which it accounts for using consolidation and the equity method whereby the company either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides shareholders perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to the company’s shareholders.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2024

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed below. Segment revenues, other income, direct operating costs, interest expense, current income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include the company’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by the company apportioned to each of the above-noted items, and (3) other income includes but not limited to our proportionate share of settled foreign currency and other hedges, income earned on financial assets and structured investments in sustainable solutions, transferable tax credits and realized disposition gains on non-core assets and on recently developed assets that we have monetized to reflect the economic value created from our development activities as we design, build and commercialize new renewable energy capacity and sell these assets to lower cost of capital buyers which may not otherwise be reflected in our consolidated statements of income.
The company does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent the company’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish the company’s legal claims or exposures to such items.
The company reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The company analyzes the performance of its operating segments based on Funds From Operations. Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).
The company uses Funds From Operations to assess the performance of the company before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business, and including investment tax credits not allocated to tax equity partners. The company includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2024

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2024:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
Revenues	$276	$46	$83	$33	$—	$438	$(15)	$618	$1,041
Other income (loss)	7	2	—	2	—	11	—	18	29
Direct operating costs	(126)	(19)	(14)	(14)	(1)	(174)	8	(241)	(407)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	7	—	7
	157	29	69	21	(1)	275	—	395
Management service costs	—	—	—	—	(28)	(28)	—	—	(28)
Interest expense(1)	(58)	(10)	(17)	(4)	8	(81)	2	(185)	(264)
Current income taxes	(9)	—	—	—	—	(9)	—	(25)	(34)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(2)	—	(2)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(185)	(185)
Funds From Operations	90	19	52	17	(21)	157	—	—
Depreciation									(313)
Foreign exchange and financial instrument gain (loss)									12
Deferred income tax recovery									7
Other									(31)
Dividends on BEPC exchangeable shares(1)									(64)
Remeasurement of BEPC exchangeable and BEPC class B shares									(612)
Share of earnings (loss) from equity-accounted investments									(5)
Net income (loss) attributable to non-controlling interests									175
Net income (loss) attributable to the partnership									$(674)
(1)Share of loss from equity-accounted investments of nil is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net income attributable to participating non-controlling interests of $10 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests. Total interest expense of $328 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2024

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2023:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
Revenues	$291	$28	$33	$33	$—	$385	$(12)	$561	$934
Other income	4	28	—	1	3	36	—	59	95
Direct operating costs	(123)	(12)	(9)	(11)	(3)	(158)	7	(237)	(388)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	5	—	5
	172	44	24	23	—	263	—	383
Management service costs	—	—	—	—	(26)	(26)	—	—	(26)
Interest expense(1)	(65)	(8)	(10)	(7)	5	(85)	2	(164)	(247)
Current income taxes	(2)	—	1	—	—	(1)	—	(6)	(7)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(2)	—	(2)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(213)	(213)
Funds From Operations	105	36	15	16	(21)	151	—	—
Depreciation									(320)
Foreign exchange and financial instrument loss									21
Deferred income tax recovery									(20)
Other									3
Dividends on BEPC exchangeable shares(1)									(61)
Remeasurement of BEPC exchangeable and BEPC class B shares									1,393
Share of earnings from equity-accounted investments									(10)
Net income attributable to non-controlling interests									183
Net income attributable to the partnership									$1,340
(1)Share of earnings from equity-accounted investments of $7 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net income attributable to participating non-controlling interests of $30 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests. Total interest expense of $308 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2024

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2024:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
Revenues	$917	$162	$210	$99	$—	$1,388	$(52)	$1,819	$3,155
Other income (loss)	18	16	20	8	43	105	—	(9)	96
Direct operating costs	(380)	(64)	(50)	(41)	(5)	(540)	22	(792)	(1,310)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	30	—	30
	555	114	180	66	38	953	—	1,018
Management service costs	—	—	—	—	(71)	(71)	—	—	(71)
Interest expense(1)	(173)	(34)	(51)	(18)	8	(268)	8	(579)	(839)
Current income taxes	(17)	(2)	—	—	—	(19)	—	(44)	(63)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(8)	—	(8)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(395)	(395)
Funds From Operations	365	78	129	48	(25)	595	—	—
Depreciation									(970)
Foreign exchange and financial instrument gain (loss)									78
Deferred income tax expense									(3)
Other									(29)
Dividends on BEPC exchangeable shares(1)									(193)
Remeasurement of BEPC exchangeable and BEPC class B shares									(341)
Share of earnings (loss) from equity-accounted investments									(44)
Net income (loss) attributable to non-controlling interests									382
Net income (loss) attributable to the partnership									$(525)
(1)Share of loss from equity-accounted investments of $22 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net loss attributable to participating non-controlling interests of $13 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests. Total interest expense of $1,032 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2024

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2023:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
Revenues	$939	$107	$122	$102	$—	$1,270	$(36)	$1,667	$2,901
Other income	19	34	20	6	19	98	(3)	52	147
Direct operating costs	(344)	(32)	(28)	(31)	(5)	(440)	17	(577)	(1,000)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	22	—	22
	614	109	114	77	14	928	—	1,142
Management service costs	—	—	—	—	(94)	(94)	—	—	(94)
Interest expense(1)	(195)	(21)	(38)	(16)	5	(265)	6	(490)	(749)
Current income taxes	(18)	(2)	(1)	—	—	(21)	—	(58)	(79)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(6)	—	(6)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(594)	(594)
Funds From Operations	401	86	75	61	(75)	548	—	—
Depreciation									(953)
Foreign exchange and financial instrument gain									129
Deferred income tax expense									(29)
Other									14
Dividends on BEPC exchangeable shares(1)									(180)
Remeasurement of BEPC exchangeable and BEPC class B shares									710
Share of earnings (loss) from equity-accounted investments									(23)
Net income attributable to non-controlling interests									350
Net loss attributable to the partnership									$566
(1)Share of earnings from equity-accounted investments of $7 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net loss attributable to participating non-controlling interests of $244 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests. Total interest expense of $929 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2024

The following table presents information on a segmented basis about certain items in our company's statements of financial position and reconciles the company's proportionate results to the consolidated statements of financial position by aggregating the components comprising the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to the partnership						Contribution from equity- accounted investments	Attributable to non- controlling interests	As per IFRS financials
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
As at September 30, 2024
Cash and cash equivalents	$125	$43	$74	$18	$—	$260	$(8)	$367	$619
Property, plant and equipment	13,370	1,833	1,632	1,233	—	18,068	(740)	19,350	36,678
Total assets	15,270	2,329	1,996	1,309	226	21,130	(213)	21,958	42,875
Total liabilities	7,441	1,398	1,750	563	5,098	16,250	(213)	12,652	28,689

As at December 31, 2023
Cash and cash equivalents	$89	$89	$68	$12	$—	$258	$(5)	$374	$627
Property, plant and equipment, at fair value	13,914	2,713	2,422	1,312	—	20,361	(752)	24,429	44,038
Total assets	15,899	2,986	2,604	1,370	392	23,251	(222)	26,392	49,421
Total liabilities	7,748	2,206	2,154	589	4,766	17,463	(222)	15,051	32,292

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2024

Additional Segment Information
The following table presents consolidated revenue split by technology for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2024	2023	2024	2023
Hydroelectric	$640	$597	$1,942	$1,862
Wind	146	111	512	406
Utility-scale solar	222	169	567	459
Distributed energy & sustainable solutions	33	57	134	174
Total	$1,041	$934	$3,155	$2,901
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	September 30, 2024	December 31, 2023
North America	$21,761	$26,082
Colombia	9,626	10,585
Brazil	4,032	4,888
Europe	1,890	3,127
	$37,309	$44,682
6. INCOME TAXES
The company's effective income tax rate was (14.8)% for the nine months ended September 30, 2024 (2023: 11.8%). The effective tax rate is different than the statutory rate primarily due to rate differentials, non-recognition of the benefit of current year tax losses, and non-controlling interests' income or loss not subject to tax.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2024

7. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Solar	Other(1)	Total(2)(3)
Property, plant and equipment, at fair value
As at December 31, 2023	$26,591	$7,172	$8,302	$197	$42,262
Additions, net	7	(5)	10	—	12
Transfer from construction work-in-progress	9	228	134	—	371
Transfer to assets held for sale	(143)	(807)	(285)	(11)	(1,246)
Disposals(4)	(38)	(1,933)	(1,596)	(39)	(3,606)
Items recognized through OCI:
Change in fair value	(76)	—	—	(23)	(99)
Foreign exchange	(1,038)	(99)	(164)	(15)	(1,316)
Items recognized through net income:
Change in fair value	(26)	—	—	(30)	(56)
Depreciation	(380)	(295)	(282)	(13)	(970)
As at September 30, 2024	$24,906	$4,261	$6,119	$66	$35,352
Construction work-in-progress
As at As at December 31, 2023	$221	$803	$741	$11	$1,776
Additions	66	152	244	47	509
Transfer to property, plant and equipment	(9)	(228)	(134)	—	(371)
Transfer to assets held for sale	(1)	—	—	—	(1)
Disposals(4)	—	(148)	(390)	(3)	(541)
Items recognized through OCI:
Foreign exchange	(5)	(26)	(15)	—	(46)
As at September 30, 2024	$272	$553	$446	$55	$1,326
Total property, plant and equipment, at fair value
As at December 31, 2023(2)(3)	$26,812	$7,975	$9,043	$208	$44,038
As at September 30, 2024(2)(3)	$25,178	$4,814	$6,565	$121	$36,678
(1)Includes biomass.
(2)Includes right-of-use assets not subject to revaluation of $36 million (2023: $43 million) in our hydroelectric segment, $114 million (2023: $143 million) in our wind segment, $123 million (2023: $277 million) in our solar segment, and nil (2023: nil ) in other.
(3)Includes land not subject to revaluation of $202 million (2023: $217 million) in our hydroelectric segment, $12 million (2023: $13 million) in our wind segment, $46 million (2023: $58 million) in our solar segment, and $1 million (2023: $1 million) in other.
(4)Includes $4,067 million transferred to a subsidiary of Brookfield Renewable. Refer to Note 18 - Related party transactions for more details.

8. BORROWINGS
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the Secured Overnight Financing Rate (“SOFR”), the Sterling Overnight Index Average (“SONIA”), the Euro Interbank Offered Rate (“EURIBOR”) and the Canadian Overnight Repo Rate Average (“CORRA”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (“IPC”), Colombia inflation rate, plus a margin.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2024

The company has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms for the replacement of the Canadian Dollar Offered Rate (“CDOR”) with CORRA referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption did not have a significant impact on The company’s financial reporting.
As at September 30, 2024, the company’s floating rate borrowings have not been materially impacted by SOFR and CORRA reforms.
The composition of non-recourse borrowings is presented in the following table:

	September 30, 2024				December 31, 2023
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)(3)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)(2)
Hydroelectric	8.1	6	$7,069	$7,192	8.9	7	$7,413	$7,451
Wind	6.2	8	2,252	2,198	6.2	7	3,260	3,249
Utility-scale solar	6.1	11	3,769	3,711	6.0	12	4,808	4,820
Distributed energy & sustainable solutions	5.3	9	758	735	5.3	10	736	723
Total	7.1	8	$13,848	$13,836	7.3	9	$16,217	$16,243
Add: Unamortized premiums(3)			4				(77)
Less: Unamortized financing fees(3)			(80)				(68)
Less: Current portion			(1,166)				(1,891)
			$12,606				$14,181
(1)Includes $4 million (2023: $149 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $13 million (2023: $14 million) outstanding to an associate of Brookfield. Refer to Note 18 - Related party transactions for more details.
(3)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

Supplemental Information
The following table outlines changes in the company's borrowings as at September 30, 2024:

(MILLIONS)	As at December 31, 2023	Net cash flows from financing activities	Non-cash
			Transfer to Held for sale	Other(1)(2)	As at September 30, 2024
Non-recourse borrowings	$16,072	189	(637)	(1,852)	$13,772
(1)Includes foreign exchange and amortization of unamortized premium and financing fees.
(2)Includes $1,507 million transferred to a subsidiary of Brookfield Renewable. Refer to Note 18 - Related party transactions for more details.

9. NON-CONTROLLING INTERESTS
The company`s non-controlling interests are comprised of the following:

(MILLIONS)	September 30, 2024	December 31, 2023
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$9,081	$11,070
Participating non-controlling interests – in a holding subsidiary held by the partnership	229	272
	$9,310	$11,342

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2024

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Brookfield Infrastructure Fund V	Isagen Institutional partners	Isagen public non-controlling interests	The Catalyst Group	TerraForm Power	Other	Total
As at As at December 31, 2023	$75	$2,462	$2,658	$1,007	$917	$2,704	$17	$122	$188	$920	$11,070
Net income (loss)	21	(7)	8	(30)	(2)	58	—	13	(11)	(38)	12
Other comprehensive income (loss)	—	(112)	(114)	(112)	(40)	(220)	(1)	—	(9)	12	(596)
Capital contributions	—	—	—	44	54	—	—	—	—	122	220
Return of capital	—	—	—	—	—	—	—	—	—	(44)	(44)
Disposal	(21)	(14)	—	—	(940)	—	—	—	—	(330)	(1,305)
Dividends declared	(31)	(48)	(63)	—	—	(122)	(1)	(6)	—	(26)	(297)
Other	—	(1)	4	1	11	1	—	—	3	2	21
As at September 30, 2024	$44	$2,280	$2,493	$910	$—	$2,421	$15	$129	$171	$618	$9,081
Interests held by third parties	75% - 78%	43% - 60%	23% - 71%	75%		53%	0.3%	25%	19%	0.3% - 80%

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2024

10. BEPC EXCHANGEABLE SHARES, BEPC CLASS B SHARES AND BEPC CLASS C SHARES
The BEPC exchangeable shares and class B shares are classified as liabilities due to their exchange and cash redemption features. As at September 30, 2024, the BEPC exchangeable shares and class B shares were remeasured to $28.18 per share to reflect the NYSE closing price of a BEP unit. Remeasurement gains or losses associated with these shares are recorded in the interim consolidated statements of income (loss).
During the three and nine months ended September 30, 2024, our shareholders exchanged 193 and 10,335 BEPC exchangeable shares, respectively, for an equal number of BEP units resulting in a decrease of less than $1 million to our financial liability (2023: 5,150 and 7,725 shares, respectively resulting in a decrease of less than $1 million). During the three and nine months ended September 30, 2024, the company declared dividends of $64 million and $193 million, respectively (2023: $61 million and $180 million, respectively) on its BEPC exchangeable shares outstanding. Dividends on BEPC exchangeable shares are presented as interest expense in the interim consolidated statements of income (loss).
The following table provides a continuity schedule of outstanding BEPC exchangeable and class B shares along with the corresponding liability and remeasurement gains and losses.

	BEPC exchangeable shares outstanding (units)	BEPC class B shares outstanding (units)	BEPC exchangeable and BEPC class B shares ($ million)
Balance, as at December 31, 2023	179,651,526	165	$4,721
Share exchanges	(10,335)	—	—
Remeasurement of liability	—	—	341
Balance, as at September 30, 2024	179,641,191	165	$5,062
Similar to BEPC exchangeable shares and BEPC class B shares, BEPC class C shares are classified as liabilities due to their cash redemption feature. However, BEPC class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. There are 194,460,874 BEPC class C shares issued and outstanding as at September 30, 2024 (December 2023: 194,460,874).
As at September 30, 2024, Brookfield Holders held a direct and indirect interest of approximately 25% of the company. Brookfield Holders own, directly and indirectly, 44,813,835 BEPC exchangeable shares on a combined basis and the remaining is held by public investors.
In December 2023, the company renewed its normal course issuer bid for its outstanding BEPC exchangeable shares. The company is authorized to repurchase up to 8.9 million BEPC Exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The bids will expire on December 17, 2024, or earlier should the company complete its repurchases prior to such data. There were no BEPC exchangeable shares repurchased during the three and nine months ended September 30, 2024.

11. GOODWILL
The following table provides a reconciliation of goodwill:

(MILLIONS)	Total
Balance, as at December 31, 2023	$854
Transfer to assets held for sale	(63)
Foreign exchange and other	(57)
Balance, as at September 30, 2024	$734

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2024

12. EQUITY-ACCOUNTED INVESTMENTS
The following are the company’s equity-accounted investments for the nine months ended September 30, 2024:

(MILLIONS)	Total
Balance, as at December 31, 2023	$644
Investment	50
Disposal(1)	(25)
Share of net income (loss)	(22)
Share of other comprehensive income (loss)	(5)
Dividends received	(11)
Balance, as at September 30, 2024	$631
(1)Includes $25 million transferred to a subsidiary of Brookfield Renewable. Refer to Note 18 - Related party transactions for more details.

13. CASH AND CASH EQUIVALENTS
The company’s cash and cash equivalents are as follows:

(MILLIONS)	September 30, 2024	December 31, 2023
Cash	$282	$393
Cash subject to restriction	289	186
Short-term deposit	48	48
	$619	$627
14. RESTRICTED CASH
The company’s restricted cash is as follows:

(MILLIONS)	September 30, 2024	December 31, 2023
Operations	$63	$163
Credit obligations	49	39
Development projects	18	—
Total	130	202
Less: non-current	(53)	(37)
Current	$77	$165
15. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
The company's trade receivables and other current assets are as follows:

(MILLIONS)	September 30, 2024	December 31, 2023
Trade receivables	$517	$503
Collateral deposits(1)	120	169
Prepaids and other	70	76
Income tax receivables	20	57
Inventory	30	65
Other short-term receivables	118	85
	$875	$955
(1)Collateral deposits are related to energy derivative contracts the company enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of the company's risk management strategy.
The company primarily receives payments monthly for invoiced PPA revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2024

16. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The company's accounts payable and accrued liabilities are as follows:

(MILLIONS)	September 30, 2024	December 31, 2023
Operating accrued liabilities	$204	$365
Accounts payable	215	184
Interest payable on non-recourse borrowings	126	152
Current portion of lease liabilities	25	31
BEPC exchangeable shares distributions payable(1)	16	16
Income tax payable	8	35
Other	34	24
	$628	$807
(1)Includes amounts payable only to external shareholders. Amounts payable to Brookfield and the partnership are included in due to related parties.
17. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, the company has entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
In the normal course of business, the company will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at September 30, 2024, the company had $397 million (2023: $865 million) of capital expenditure commitments of which $306 million is payable in 2024, $32 million is payable in 2025, $58 million is payable in 2026 to 2028, and $1 million thereafter.
An integral part of the company’s strategy is to participate with institutional partners in Brookfield-sponsored private equity funds that target acquisitions that suit the company’s profile. In the normal course of business, the company has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, the company will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), the company, or by co-investors.
Contingencies
The company and its subsidiaries are subject to various legal proceedings, arbitration and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on the company’s consolidated financial position or results of operations.
The company’s subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
The company, along with institutional partners, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Global Transition Fund and Brookfield Global Transition Fund II. The company’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by the company’s subsidiaries as at September 30, 2024 were $909 million (December 31, 2023: $1,135 million).

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2024

 Guarantees
In the normal course of operations, the company executes agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, power marketing activities such as purchase and sale agreements, swap agreements, sales and purchases of assets and services, and the transfer of tax credits or renewable energy grants from tax equity partnerships. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings and guarantee agreements prevents the company from making a reasonable estimate of the maximum potential amount that the company could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.
Two direct and indirect wholly-owned subsidiaries of our company have fully and unconditionally guaranteed (i) any and all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) all present and future senior preferred shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRP Equity, (iii) certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, (iv) the obligations of all present and future bilateral credit facilities established for the benefit of Brookfield Renewable, and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. BRP Bermuda Holdings I Limited (“BBHI”) and BEP Subco Inc. subsidiaries of the company have guaranteed the perpetual subordinated notes issued by Brookfield BRP Holdings (Canada) Inc. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
18. RELATED PARTY TRANSACTIONS
The company’s related party transactions are recorded at the exchange amount. The company’s related party transactions are primarily with the partnership and Brookfield.
Brookfield has provided a $400 million committed unsecured revolving credit facility maturing in December 2024 and the draws bear interest at SOFR plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield. Brookfield may from time to time place funds on deposit with the company which are repayable on demand including any interest accrued. There were nil funds placed on deposit with the company as at September 30, 2024 (December 31, 2023: nil). The interest expense on the Brookfield revolving credit facility and deposit for the three and nine months ended September 30, 2024 totaled nil and nil, respectively (2023: nil and nil, respectively).
On March 26, 2024, as part of normal course organizational structuring initiatives of our group, the company transferred 100% of its interest in a portfolio of 5,900 MW of operating and under construction assets, with a 6,100 MW development pipeline in the U.S. to a subsidiary of Brookfield Renewable, for a nominal amount of consideration, to achieve the optimal holding structure for tax purposes. As a result of the disposition, the company derecognized $4.5 billion of total assets, $3.2 billion of total liabilities and $1.3 billion of non-controlling interest from the consolidated statements of financial position. This resulted in a loss on disposition of $63 million recognized within contributed surplus in the consolidated statements of changes in equity.
Brookfield Wealth Solutions
From time to time Brookfield Wealth Solutions and its related entities may participate in capital raises undertaken by the company. These financings are typically provided at the market rates and as at September 30, 2024, $13 million of non-recourse borrowings (December 31, 2023: $14 million) were due to Brookfield Wealth Solutions. As at September 30, 2024, the company had $186 million (December 31, 2023: $184 million) of borrowings from Brookfield Wealth Solutions classified as due to related party. Subsidiaries of Brookfield Wealth Solutions may from time to time decide to participate in the company’s equity offerings.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2024

Subsequent to the quarter, the company, the partnership, Brookfield Corporation and 1505127 B.C. Ltd. (the “New BEPC”) entered into an agreement (the “Arrangement Agreement”) to implement a reorganization (the “Arrangement”) that maintains the benefits of Brookfield Renewable’s business structure, while addressing proposed amendments to the Income Tax Act (Canada) that are expected to result in additional costs to the company if no action is taken. The Arrangement is expected to be tax-deferred for the vast majority of investors, including Canadian and U.S. shareholders. Following the Arrangement, the company’s shareholders will continue to own an economically equivalent security that provides the same economic benefits and governance as investing in Brookfield Renewable today.
Pursuant to the Arrangement, amongst other things, (i) holders of BEPC exchangeable shares other than Brookfield Corporation and its subsidiaries (the “Public Shareholders”) will receive one (1) new exchangeable subordinate voting share in the capital of New BEPC (“New Exchangeable Shares”) for each BEPC exchangeable share held; (ii) the company’s articles will be amended to create class A.1 exchangeable subordinate voting shares (the “Class A.1 Shares”) and class A.2 exchangeable non-voting shares (the “Class A.2 Shares”); (iii) New BEPC will transfer the BEPC exchangeable shares it receives from Public Shareholders to the company in exchange for Class A.1 Shares and Brookfield Corporation and its subsidiaries will transfer its BEPC exchangeable shares to the company in exchange for Class A.2 Shares; (iv) the BEPC exchangeable shares will be cancelled; (v) New BEPC will be renamed “Brookfield Renewable Corporation” and the company will be renamed “Brookfield Renewable Holdings Corporation”; and (vi) the New Exchangeable Shares will be listed and posted for trading on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BEPC” (the current ticker symbol for the company).
The Arrangement remains subject to the receipt of court and shareholder approval, and the satisfaction of certain other customary conditions, and is expected to be completed in the fourth quarter of 2024.
The following table reflects the related party agreements and transactions for the three and nine months ended September 30 in the interim consolidated statements of income:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2024	2023	2024	2023
Revenues
Power purchase and revenue agreements	$22	$6	$76	$67

Direct operating costs
Energy purchases	$(8)	$(6)	$(19)	$(16)
Energy marketing fee & other services	(1)	(1)	(2)	(7)
	$(9)	$(7)	$(21)	$(23)

Interest expense
Borrowings	$(37)	$(4)	$(71)	$(14)

Other
Interest income	$15	$6	$29	$11
Dividend income	$—	$2	$3	$6
Other related party services	$(1)	$2	$(4)	$—
Financial instrument gain	$—	$2	$2	$9

Management service agreement	$(28)	$(26)	$(71)	$(94)

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2024

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	September 30, 2024	December 31, 2023
Current assets
Due from related parties
Amounts due from	Brookfield	$33	$39
	The partnership	1,275	1,366
	Equity-accounted investments and other	14	22
		$1,322	$1,427

Non-current assets
Financial instrument asset	Brookfield	$—	$170

Due from related parties
Amounts due from	The partnership	$9	$9

Current liabilities
Due to related parties
Amounts due to	Brookfield	$38	$26
	The partnership	286	238
	Equity-accounted investments and other	4	8
	Brookfield Wealth Solutions and associates	186	184
		$514	$456

Non-current liabilities
Due to related parties
Amounts due to	Brookfield	$79	$79
	The partnership	589	850
	Equity-accounted investments and other	4	1
		$672	$930

Non-recourse borrowings	Brookfield Wealth Solutions and associates	$13	$14

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2024

GENERAL INFORMATION
Corporate Office
250 Vesey Street
15th Floor
New York, NY, 10281
United States
Tel:  (212) 417-7000
https://bep.brookfield.com/bepc
Officers of Brookfield Renewable Corporation
Connor Teskey
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
8th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of Brookfield Renewable Corporation
Jeffrey Blidner
Eleazar de Carvalho Filho
Scott Cutler
Dr. Sarah Deasley
Nancy Dorn
Lou Maroun
Randy MacEwen
Patricia Zuccotti
Stephen Westwell

Exchange Listing
NYSE: BEPC (exchangeable shares)
TSX:    BEPC (exchangeable shares)
Investor Information
Visit Brookfield Renewable Corporation online at
https://bep.brookfield.com/bepc for more information. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR+ at www.sedarplus.ca.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com

Brookfield Renewable Corporation

bep.brookfield.com/bepc

**NYSE**: BEPC
**TSX**: BEPC.UN